One Clarks Hill, Framingham Massachusetts, 01702 p 508 872-2625 f 508 872-2728 www.statsure.com

April 13, 2007

Via EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington DC 20549

Re:	StatSure Diagnostic Systems, Inc. (the “Company”)
Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 8, 2007
Amendment No. 1 to Form 10-QSB for the Quarterly Period Ended June 30, 2006
Filed March 9, 2007
File No. 000-21284

Dear Mr. James:

We are in receipt of your letter of March 14, 2007 requesting revisions to the above-referenced reports. Please find filed herewith (i) Amendment No. 2 to Form 10-KSB for the fiscal year ended December 31, 2005 and (ii) Amendment No. 2 to Form 10-QSB for the quarterly period ended June 30, 2006 which incorporate our revisions in response to your enumerated comments. The Company undertakes to include the items in future filings as you have so indicated in your comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the riling; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to directly contact, for accounting matters, our independent account firm: Lazar Levine Felix LLP, Mr. Paul Adams at 212.736.1900; or for matters relating to SEC disclosure or other legal matters: our counsel, Krieger & Prager, LLP, Samuel M. Krieger, Esq. at 212.363.2900.

Very truly yours,

s/s Leo Ehrlich
Leo Ehrlich
Chief Financial Officer